AR/S
P.E. 9/29/01





Ark Restaurants Corp.

2001 ANNUAL REPORT

THE COMPANY

Ark Restaurants Corp. (the "Company") is a holding company formed in 1983. Through its subsidiaries, it owns and operates 26 restaurants and bars, 19 fast food concepts, catering operations, and wholesale and retail bakeries. Initially its facilities were located only in New York City. At this time, twelve of the restaurants are located in New York City, four are located in Washington, D.C., nine are located in Las Vegas, Nevada, and one is located in Islamorada, Florida. The Company's Las Vegas operations include three restaurants within the New York-New York Hotel & Casino Resort, and operation of the Resort's room service, banquet facilities, employee dining room and nine food court operations. The Company also owns and operates four restaurants and four food court facilities at the Venetian Casino Resort, one restaurant and six food court facilities at the Aladdin Resort and Casino, and one restaurant within the Forum Shops at Caesar's Shopping Center.

The Company will provide without charge a copy of the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2001, including financial statements and schedules thereto, to each of the Company's shareholders of record on February 19, 2002 and each beneficial holder on that date, upon receipt of a written request therefor mailed to the Company's offices, 85 Fifth Avenue, New York, New York 10003, attention: Treasurer.

February 22, 2002

Dear Shareholder:

The 2001 fiscal year presented a series of challenges for Ark Restaurants. The terrorist attacks, the slowing economy and subsequent decline in discretionary consumer spending affected our business in all major markets. Fortunately, the team at Ark is experienced. I'm happy to say that the hard work and dedication of Ark's team during this crisis has enabled the company to set the table for a financial rebound in 2002 and beyond.

For the fiscal year ended September 29, 2001 Ark experienced a pre-tax loss of $10.2 million and $6.8 million after taxes. A principal reason for the loss was a $10 million impairment charge incurred at Desert Passage, the retail complex at the Aladdin Resort & Casino in Las Vegas. In addition, Ark incurred a $935,000 charge related to the cancellation of a development project.

With these items being absorbed in various categories of our audited income statement, we thought it would be useful for shareholders to see a reconstruction of the year reflecting earnings before and after these items:

Adjusted EBITDA - Fiscal year ended September 29, 2001 (in thousands)	
Net Sales	$ 127,007
Cost of Sales	32,549
Gross Restaurant Profit	94,458
Management Fee Income	346
Joint Venture Loss	(150)
	94,654
Operating Expenses:	
Payroll and payroll benefits	45,085
Occupancy	18,320
Other operating	15,564
	78,969
General and Administrative Expenses	7,005
Other Income	(344)
Adjusted EBITDA (a)	9,024
Depreciation	5,938
Interest, Net	2,296
Earnings before Other Special Items	790
Other Special Items:	
Aladdin restaurant and food court impairment	10,045
Development project cancellation	935
	10,980
Loss before Income Tax Benefit	(10,190)
Income Tax Benefit	3,342
Net Loss, as Reported	$ (6,848)

(a) Adjusted EBITDA represents earnings before interest, income taxes, depreciation, amortization and other special items

The net loss as reported also includes certain items such as early operating losses at newly opened or renovated restaurants. Accordingly, Ark experienced a pre-tax loss of $891,000 at Lutece in New York City, which was renovated during the year. In addition, we experienced a pre-tax loss of $723,000 at our newly opened Venus nightclub at the Venetian in Las Vegas. Both losses, will likely not occur in fiscal 2002.

As stated earlier, this past year's results were governed by a slowing economy and September 11th. Entering the third quarter, comparative sales at our restaurants were up and despite disappointment at Desert Passage and lagging sales following our renovation of Lutece in New York City, we were ahead of our forecasted plan. As economic conditions shifted, same store sales gains narrowed and earnings was negatively affected. Nevertheless, management felt confident in terms of yearly results when business was drastically altered by the reality of September 11th.

2 World Financial Center, an office building adjacent to the World Trade Center, suffered significant damage. Ark operates the Grill Room in that building and any re-opening may not occur until late in the current fiscal year 2002. Three other New York City restaurants were temporarily closed by government imposed travel restrictions. Union Station in Washington, DC, where Ark operates three restaurants was temporarily closed and then reopened with severe access restrictions. Reagan Airport was also closed for several months adding to the consumer retrenchment. On the other side of the country, McCarran Airport in Las Vegas, Nevada was closed for several days and subsequent travel restrictions imposed by many corporations caused meeting cancellations and a significant reduction of attendees at conventions. Las Vegas visitation, a significant driver of our revenue, declined. Hit hardest were corporate events, which declined in both number and size. Moreover, foot traffic at the historic "four corners" of Las Vegas Boulevard was reduced. The combined impact of all these events left Ark, a Company that had always generated ample cash flow, in a sudden crunch, losing money in the weeks following the tragedy.

During the third week of September, we had a meeting with Ark's key managers. We needed our banks, which proved to be loyal and ethical, to extend our credit line. We also needed landlords and purveyors to reduce our costs. Finally, Ark needed our restaurants and corporate staff to significantly restructure while driving needed sales back to a level where operating cash flow covered costs.

By early October much of this was accomplished. The banks extended and increased our credit line. Purveyors, many of whom had worked with us for more than fifteen years, were quick to extend discounts (our linen provider walked into the office and told us what a great partner we had been over the years and reduced our bill by 50%). Several landlords also gave concessions. With our major relationships stable, our management also did its job by significantly reducing payroll. This created a breakeven cash flow for fiscal 2002 at sales levels 18% lower than fiscal 2001.

All the hard work did not solve every problem, however. Desert Passage had not met our expectations since its' opening in August of 2000. Shortly after September 11th, the Aladdin Hotel & Casino, which anchors Dessert Passage, declared bankruptcy. While other properties in Las Vegas progressed toward a sales recovery, Dessert Passage declined further. Unfortunately, our landlord offered no relief. It became appropriate to review the impaired nature of this asset, and write off the investment. Although we will continue to operate this facility, our time frame to continue operations will be defined by the landlord's willingness to more accurately match the current business climate with a new rent structure and by reviewing any information as it relates to the Aladdin's bankruptcy proceedings.

During the same time as we were dealing with the Aladdin, Ark was developing an additional highly-themed restaurant, nightclub and retail complex in Las Vegas. We decided that under the current market conditions, Ark should preserve capital and not move ahead with the project's funding. Consequently, we wrote off the investment. Currently, our primary goal is reduction of debt.

The results of the September 2001 fiscal year are published within and we are proud, given the circumstances, that we were able to finish the calendar year on a high note. In fact, as we enter fiscal 2002 the December quarter shows a decisive increase in net income over last year's quarter. Net income for the December quarter was $974,000, compared with $225,000 for the same quarter last year. This extraordinary result was achieved with a same store sales decrease of 13%. In this year's December quarter, payroll and payroll benefits were $8,481,000 as compared to $11,207,000 last year. Lowered interest rates and some rent concessions also benefited our operating results. We believe we can hold current payrolls at current sales levels, but our businesses will experience sales increases resulting from renewed economic activity. Payrolls will reflect these increases but significant savings from restructuring our operations will continue forward.

We primarily operate in New York City, Washington DC and Las Vegas, Nevada. We are optimistic in that current sales activity in these markets remains below potential with tourism and corporate events lagging as the country adjusts to travel prospects and the soft economy. It is our belief that eventually, tourism and corporate functions will reemerge and with that, the prospects of Ark. We are already surprised at the strong recovery in Las Vegas where revenues at our New York New York Hotel & Casino operations are approaching last year's levels. That hotel is undergoing some renovations that will expand the potential for our operating revenues. Adding to Ark's prospects is the construction of a two million square foot convention center at the Mandalay Bay Resort & Casino. This new facility will allow Las Vegas to compete for many more conventions and trade shows as the city already hosts 30 of the largest 100 conventions in the country. With few new hotels in development, this should drive incremental revenues for Ark's restaurants. In our view, a positive byproduct of the new facility will be increased foot traffic at the south-end of the strip in particular New York New York, as a must see attraction for visitors.

We expect to reduce debt substantially by the end of the year while benefiting from rebounding earnings. At the present time, we are in construction with one restaurant in downtown Las Vegas. Part of that negotiation requires the developer to fund much of the construction, so Ark will need little of its own capital in this project. Moreover, with rents abating and business still uncertain in New York City and Washington, D.C., opportunities will likely be available to grow our business without sacrificing our balance sheet. However, as a team, we will proceed with caution, reducing our debt and preserving cash flow on behalf of shareholders.

I would like to formally thank Ark employees for their dedication and commitment during these difficult times. We were thankful that none were injured in the horrific attacks that brought all New Yorkers together. We are particularly proud of Vincent Pascal, who with the cooperation of our employees and many purveyors donated and delivered over 40,000 meals to relief workers. Ernie's, our upper west side Manhattan restaurant, became a staging area for Red Cross efforts and rallied a neighborhood that donated thousands of dollars in support. Finally, Jack Rose, our restaurant at 47th Street and Eighth Avenue, raised $25,000 for the neighborhood firehouse.

As shareholders, you should be proud as I am of your Company's efforts. Looking to 2002 and beyond we are optimistic. We are singularly focused on the creation of shareholder value and see debt repayment and strategic conservative growth as our primary goals. We look forward to talking with you soon and look forward to sharing our financial performance going forward.

Sincerely,



Michael Weinstein,
President

ARK RESTAURANTS CORP.

CORPORATE OFFICE
Michael Weinstein, *President and Chief Executive Officer*
Andrew Kuruc, *Senior Vice President, Chief Financial Officer and Controller*
Vincent Pascal, *Senior Vice President-Operations and Secretary*
Robert Towers, *Executive Vice President, Chief Operating Officer and Treasurer*
Paul Gordon, *Senior Vice President-Director of Las Vegas Operations*
Nancy Alvarez, *Assistant Controller*
Kathryn Green, *Controller-Las Vegas Operations*
Marilyn Guy, *Director of Human Resources*
Colleen Hennigan, *Director of Operations-Washington Division*
John Oldweiler, *Director of Purchasing*
Jennifer Sutton, *Director of Operations and Financial Analysis*
Joe Vasquez, *Facilities Management*
Etty Scaglia, *Director of Tour & Travel Sales*
Jasmyn Sharrock, *Director of Marketing*

JOINT VENTURE ASSOCIATE
Andre Soltner, *Lutéce*

EXECUTIVE CHEFS
Bill Peet, *New York*
Chun Liao, *Washington D.C.*
Damien McEvoy, *Las Vegas*

RESTAURANT GENERAL MANAGERS – NEW YORK
Liz Caro, *Jack Rose*
Jessica Fernandez, *Columbus Bakery I & II*
Bridgeen Hale, *Metropolitan Café*
Halbert Hernandez, *Canyon Road Grill*
Lynn Huartson, *America*
Jennifer Jordan, *El Rio Grande*
Jacques LeMagueresse, *Lutéce*
Debra Lomurno, *Sequoia*
Donna Simms, *Bryant Park Grill*
Kathy Stanco, *Ernie's*
Ridgley Trufant, *Red*
Ana Zaldarriaga, *Gonzalez y Gonzalez*

RESTAURANT GENERAL MANAGERS – WASHINGTON D.C.
Kyle Carnegie, *Sequoia*
Bender Ganiao, *Thunder Grill*
Matt Mitchell, *America & Center Café*

RESTAURANT MANAGERS – LAS VEGAS
Charles Gerbino, *Las Vegas Employee Dining Facility*
Chris Grant, *Gallagher's*
Gus Fuzman, *Village Streets*
John Hausdorf, *Las Vegas Room Service*
Joe Lopez, *Tsunami Grill*
Mary Masa, *Gonzalez y Gonzalez*
Paul O'Hearn, *America*
John Page, *Las Vegas Catering*
David Simmons, *Stage Deli*
Robert Smythe, *Lutéce*

RESTAURANTS MANAGERS – FLORIDA
John Maloughney, *Lor-e-lei*

RESTAURANT CHEFS – NEW YORK
Henry Chung, *Jack Rose*
Armando Cortes, *Ernie's*
David Fèau, *Lutéce*
William Foo, *America*
Rosalio Fuentes, *Metropolitan Café*
Carlos Garcia, *Sequoia*
Virgilio Ortega, *Columbus Bakery*
Fermin Ramirez, *El Rio Grande*
Ruperto Ramirez, *Canyon Road Grill*
Raul Santos, *Red*
Mariano Veliz, *Gonzalez y Gonzalez*
Gadi Weinreich, *Bryant Park Grill*

RESTAURANT CHEFS – WASHINGTON D.C.
Oscar Campos, *Thunder Grill*
Michael Foo, *America & Center Cafe*
Chun Liao, *Sequoia*

RESTAURANT CHEFS – LAS VEGAS
John Brady, *Banquet*
Ken Clark, *Stage Deli*
David Cross, *America*
Arvy Dumbrys, *Alakazam/Fat Anthony's*
Luigi Guiga, *Gallagher's*
John Miller, *Las Vegas Employee Dining Facility*
Sergio Salazar, *Gonzalez y Gonzalez*

RESTAURANT CHEFS – FLORIDA
David Mansen, *Lor-e-lei*

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth certain financial data for the fiscal years ended 1997 through 2001. This information should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto appearing at page F-1.

	(In thousands, except per shate data) Years Ended				
	September 29, 2001	September 30, 2000	October 2, 1999	October 3, 1998	September 27, 1997
OPERATING DATA:					
Net sales	$ 127,007	$ 119,212	$ 110,801	$ 117,398	$ 104,326
Gross restaurant profit	94,458	88,196	81,500	86,132	75,874
Operating income (loss)	(8,238)	(4,043)	6,834	7,589	2,785
Other income (expense), net	(1,952)	(1,397)	237	91	96
Income (loss) before provision for income taxes and cumulative effect of accounting change	(10,190)	(5,440)	7,071	7,680	2,882
Income (loss) before cumulative effect on accounting change	(6,848)	(3,534)	4,495	4,612	1,737
NET INCOME (LOSS)	(6,848)	(3,723)	4,495	4,612	1,737
NET INCOME (LOSS) PER SHARE:					
Basic	$ (2.15)	$ (1.17)	$ 1.30	$ 1.21	$ 0.47
Diluted	$ (2.15)	$ (1.17)	$ 1.29	$ 1.20	$ 0.46
Weighted average number of shares					
Basic	3,181	3,186	3,461	3,826	3,714
Diluted	3,181	3,186	3,476	3,852	3,742
BALANCE SHEET DATA (end of period):					
Total assets	53,851	67,016	47,379	44,045	42,079
Working capital (deficit)	(5,809)	(4,921)	(3,044)	(719)	(2,373)
Long-term debt	23,947	29,520	7,655	5,014	6,126
Shareholders' equity	17,933	24,784	29,513	29,061	25,888
Shareholders' equity per share	5.64	7.78	8.94	7.54	6.92
Facilities in operations, end of year, including managed	47	49	42	42	46

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Accounting period

The Company's fiscal year ends on the Saturday nearest September 30. The fiscal years ended September 29, 2001, September 30, 2000 and October 2, 1999 included 52 weeks.

Net Sales

Net sales at restaurants owned by the Company increased by 6.5% from fiscal 2000 to fiscal 2001 and increased by 7.6% from fiscal 1999 to fiscal 2000. Net sales increased by $9,370,000 from sales at restaurants which the Company either opened in fiscal 2001 or did not operate for the full period last year (The Venetian Casino Resort ("the Venetian") concepts: *Lutece, Tsunami*, *Venus* and *V-Bar*; the Aladdin Resort and Casino ("the Aladdin") concepts: *Fat Anthony's* and the *Alakazam Food Court;* and *Jack Rose* in New York City). The increase in net sales for fiscal 2001 was offset by a decrease of $612,000 (a 0.6% decrease) in same store sales and the loss of sales totaling $963,000 at a restaurant that the Company no longer operates (*America* in McLean, Virginia).

The terrorist attacks on the World Trade Center in New York and the Pentagon in Washington, DC on September 11th had an adverse effect on net sales for fiscal 2001. One Company restaurant (*The Grill Room*) experienced some damage. *The Grill Room* is located in an office building adjacent to the World Trade Center (in 2 World Financial Center which experienced substantial damage) and will likely not reopen until late in fiscal 2002 due to the damage sustained by the office building. No other Company restaurants were physically damaged; however, several other Company restaurants in New York City were closed from several days to a month due to their proximity to the World Trade Center (*Sequoia, Red, Gonzalez y Gonzalez*). The Company's restaurants in Washington DC and Las Vegas and certain New York Company restaurants were also impacted by significant decreases in corporate and tourist travel. Prior to September 11, 2001 the Company's same store sales during the 2001 fiscal year and the last quarter of that fiscal year had been up 1.7% and 1.6%, respectively over last year's comparable periods.

Net sales for fiscal 2000 increased by $8,749,000 from sales at restaurants which the Company either opened during the year or did not operate for the full comparable period in the prior year (The Venetian concepts: *Lutece, Tsunami* and four food court outlets; the Aladdin concepts: *Fat Anthony's* and *the Alakazam Food Court*; and *Thunder Grill* in Washington, DC). Net sales also increased by $3,764,000 from a 3.6% increase in same store sales. The increase in net sales in fiscal 2000 was offset in part by the loss of sales totaling $4,102,000 at restaurants that the Company no longer operates (*B. Smith's DC, Perretti Italian Café, Louisiana Community Bar & Grill* and *B. Smith's New York*).

Costs and Expenses

The Company's cost of sales consists principally of food and beverage costs at restaurants owned by the Company. Cost of sales as a percentage of net sales was 25.6% in fiscal 2001, 26.0% in fiscal 2000 and 26.4% in fiscal 1999.

Operating expenses of the Company, consisting of restaurant payroll, occupancy and other expenses at restaurants owned by the Company, as a percentage of net sales, were 75.5% in fiscal 2001, 67.6% in fiscal 2000 and 62.7% in fiscal 1999. Operating expenses in fiscal 2001 were adversely affected by an asset impairment charge of $10,045,000, or 7.9% of net sales, associated with the write down of its restaurant and food court operations at the Aladdin (*Fat Anthony's* and the *Alakazam Food Bazaar*).

Operating expenses in fiscal 2001 were also impacted by a charge of $935,000 due to the cancellation of a development project.

Operating expenses in fiscal 2000 were adversely affected by an impairment charge of $811,000 associated with the anticipated sale of a restaurant (*America* in McLean, Virginia), expenses of $280,000 from the sale of a managed restaurant (*Arlo*) and a $1,300,000 charge associated with a wage and hour lawsuit. Operating expenses are net of gains on the sale of restaurants totaling $209,000 in fiscal 2001, $87,000 in fiscal 2000 and $752,000 in fiscal 1999.

Restaurant payroll was 35.5% of net sales in fiscal 2001, 36.1% in fiscal 2000 and 35.4% in fiscal 1999, and occupancy expenses were 14.4% of net sales in fiscal 2001, 12.8% in fiscal 2000 and 12.2% in fiscal 1999. A significant portion in the increase in occupancy expenses in fiscal 2001 as compared to fiscal 2000 were due to poor sales results at the Company's operations at the Aladdin and sales decreases at many of the Company's restaurants in the weeks following the September 11th attack. Restaurant payroll and occupancy expenses in fiscal 2000 were impacted by expenses associated with newly opened restaurant operations.

Asset impairment charges were 7.9% of net sales in fiscal 2001 and 0.7% in fiscal 2000. Other operating expenses were 13% of net sales in fiscal 2001, 13.9% in fiscal 2000 and 11.4% in fiscal 1999. Other operating expenses in fiscal 2001 were impacted by a charge due to the cancellation of a development project and operating expenses in fiscal 2000 were adversely impacted by expenses from the sale of the managed restaurant (*Arlo*) and the charge associated with the wage and hour lawsuit.

The Company incurred pre-opening expenses and early operating losses at newly opened restaurants of approximately $100,000 in fiscal 2001, $2,393,000 in fiscal 2000, and $400,000 in fiscal 1999. The fiscal 2000 expenses and losses were from opening restaurants and food court operations within two Las Vegas casinos (*Lutece* and *Tsunami* in the Venetian along with four food court outlets; and *Fat Anthony's* and the food court outlets in the Aladdin). The Company also converted an existing restaurant in New York City (*B. Smith's New York* was changed to *Jack Rose*). The Company typically incurs significant pre-opening expenses in connection with its new restaurants which are expensed as incurred. Furthermore, it is not uncommon that such restaurants experience operating losses during the early months of operation.

General and administrative expenses, as a percentage of net sales, were 5.5% in fiscal 2001, 6.0% in fiscal 2000 and 5.5% in fiscal 1999. If net sales at managed restaurants were included in consolidated net sales, general and administrative expenses as a percentage of net sales would have been 5.4% in fiscal 2001, 5.6% in fiscal 2000 and 5.0% in fiscal 1999. General and administrative expenses in fiscal 2001 were impacted by $400,000 in legal expenses incurred in connection with a potential transaction. A significant portion of the increase in fiscal 2000 as compared to fiscal 1999 is due to costs associated with the expansion of the Company's corporate sales department, travel expenditures associated with the new openings in Las Vegas and legal expenditures from the wage and hour lawsuit.

The Company managed one restaurant owned by others (*El Rio Grande)* at September 29, 2001 while the Company managed four restaurants owned by others (*El Rio Grande* in Manhattan, the *Marketplace Cafe*, the *Marketplace Grill*, and the *Brewskeller Pub* in Boston, Massachusetts) at September 30, 2000. Net sales of these restaurant facilities, which are not included in consolidated net sales, were $4,380,000 in fiscal 2001, $8,867,000 in fiscal 2000 and $9,804,000 in fiscal 1999. The decrease in net sales of managed operations is principally due to the termination of a management contract. The management agreement for the three Boston restaurants expired on December 31, 2000 and was not renewed. The contribution of these restaurants to management fee income was $134,000 in fiscal 2001, $278,000 in fiscal 2000 and $496,000 in fiscal 1999.

The Company was a partner with a 50% interest in a partnership that was formed to develop and construct four restaurants at a large theatre development in Southfield, Michigan. In March 2000, the Company withdrew from the project and incurred charges, during fiscal 2000, of $4,988,000 from the write-off of advances for construction costs and working capital needs on the project. In fiscal 2001, the Company recorded a charge of $150,000 due to a partial write-off of a note which the Company collected in March 2001. The note was issued in March 2000 when the Company withdrew from the Southfield, Michigan project. Such charges are reflected as "Joint Venture Loss" on the Consolidated Statement of Operations.

Interest expense was $2,446,000 in fiscal 2001, $2,007,000 in fiscal 2000 and $425,000 in fiscal 1999. The significant increase is principally due to borrowings to finance the construction costs and working capital requirements of the Las Vegas restaurant facilities, which opened in fiscal 2000.

Interest income was $150,000 in fiscal 2001, $172,000 in fiscal 2000 and $226,000 in fiscal 1999.

Other income, which generally consists of purchasing service fees, and the sale of logo merchandise at various restaurants, was $344,000 in fiscal 2001, $438,000 in fiscal 2000 and $436,000 in fiscal 1999.

Income Taxes

The provision for income taxes reflects Federal income taxes calculated on a consolidated basis and state and local income taxes calculated by each New York subsidiary on a non consolidated basis. Most of the restaurants owned or managed by the Company are owned or managed by a separate subsidiary.

For state and local income tax purposes, the losses incurred by a subsidiary may only be used to offset that subsidiary's income with the exception of the restaurants which operate in the District of Columbia. Accordingly, the Company's overall effective tax rate has varied depending on the level of losses incurred at individual subsidiaries. Due to losses incurred in both fiscal 2001 and fiscal 2000 and the carry back of such losses, the Company realized an overall tax benefit of 32.8% and of 35% of such losses in fiscal 2001 and fiscal 2000, respectively. The Company's effective tax rate was 36.4% in fiscal 1999.

The Company's overall effective tax rate in the future will be affected by factors such as pre-tax income earned outside of New York City (Nevada has no state income tax and other states in which the Company operates have income tax rates substantially lower in comparison to New York), the utilization of state and local net operating loss carry forwards, and any pre-tax losses incurred at the Company's New York subsidiaries. In order to more effectively utilize tax loss carry forwards at restaurants that were unprofitable, the Company has merged certain profitable subsidiaries with certain loss subsidiaries.

The Revenue Reconciliation Act of 1993 provides tax credits to the Company for FICA taxes paid by the Company on tip income of restaurant service personnel. The net benefit to the Company was $489,000 in fiscal 2001, $503,000 in fiscal 2000 and $512,000 in fiscal 1999.

The Internal Revenue Service is currently examining the Company's returns for the fiscal years ended September 30, 1995 through October 2, 1998. The Company does not expect the results from such examination to have a material effect on the Company's financial condition.

Liquidity and Sources of Capital

The Company's primary source of capital is cash provided by operations and funds available from the revolving credit agreement with its main bank, Bank Leumi USA. The Company from time to time also utilizes equipment financing in connection with the construction of a restaurant and seller financing in connection with the acquisition of a restaurant. The Company utilizes capital primarily to fund the cost of developing and opening new restaurants and acquiring existing restaurants.

The net cash used in investing activities in fiscal 2001 ($1,891,000), fiscal 2000 ($25,244,000) and fiscal 1999 ($6,096,000) was principally for the Company's continued investment in fixed assets associated with constructing new restaurants. In fiscal 2001 the Company opened two bars at the Venetian in Las Vegas, Nevada (*V-Bar* and *Venus*). In fiscal 2000 the Company opened two restaurants and four food court outlets in the Venetian (*Lutece, Tsunami* and the food court outlets), and the Company opened one restaurant and six food court outlets in the Aladdin in Las Vegas, Nevada (*Fat Anthony's* and the *Alakazam* Food Court). In fiscal 1999, the Company opened a restaurant in Union Station in Washington, DC (*Thunder Grill*) and began constructing the restaurants and food court outlets at the Venetian.

The net cash used in financing activities in fiscal 2001 ($5,577,000) was principally due to repayments of long-term debt on the Company's main credit facility in excess of borrowings on such facility. The net cash provided from financing activities in fiscal 2000 ($20,710,000) was principally from borrowings on the Company's Revolving Credit Facility. The net cash used in financing activities in fiscal 1999 ($1,632,000) was due to the repurchase of 423,000 shares of the Company's outstanding common stock offset by a net increase in long-term debt in excess of debt repayments.

The Company had a working capital deficit of $5,809,000 at September 29, 2001 as compared to working capital deficit of $4,921,000 at September 30, 2000. The restaurant business does not require the maintenance of significant inventories or receivables; thus the Company is able to operate with negative working capital.

At November 21, 2000, the Company's Revolving Credit and Term Loan Facility with its main bank included a $28,500,000 facility for constructing and acquiring new restaurants and for working capital purposes at the Company's existing restaurants. The facility required the Company to repay any borrowings to the extent such borrowings exceed $26,000,000 on June 30, 2001, $23,000,000 on September 30, 2001 and $22,000,000 on December 27, 2001. At December 27, 2001 the facility was to convert into a term loan payable over three years. The loans bore interest at prime plus ½%. At September 29, 2001 the Company had borrowings of $22,500,000 outstanding on the facility. The Company also had a $1,000,000 Letter of Credit Facility for use in lieu of lease security deposits and the Company had delivered $889,000 in irrevocable letters of credit on this facility.

The Revolving Credit Facility limits the amount of indebtedness that may be incurred by the Company. Certain provisions of the agreement may impair the Company's ability to borrow funds. The agreement contains certain financial covenants such as minimum cash flow in relation to the Company's debt service requirements, ratio of debt to equity, and the maintenance of minimum shareholders' equity. At September 29, 2001, the Company was not in compliance with several of the requirements of the agreement principally due to the impairment charges incurred in connection with its restaurant and food service operations at the Aladdin in Las Vegas, Nevada. Such non-compliance has been waived by the bank.

As a result of amendments to the Revolving Credit Facility in November 2001 and December 2001, the financial covenants were amended for forthcoming periods, the conversion date of the existing facility has been postponed from December 27, 2001 to June 30, 2002, and the Company may borrow up to $26,000,000 until June 30, 2002. At June 30, 2002, the Company is required to repay any borrowings to the extent such borrowings exceed $22,000,000 and the revolving loans will be converted into term loans payable over 36 months.

Pursuant to an equipment financing facility with its main bank, the Company borrowed $2,851,000 in January 1997 at an interest rate of 8.75% to refinance the purchase of various restaurant equipment at the New York-New York Hotel & Casino Resort. The note, which is payable in 60 equal monthly installments through January 2002, is secured by such restaurant equipment. At September 29, 2001 the Company had $231,000 outstanding on this facility. In April 2000, the Company borrowed $1,570,000 from its main bank at an interest rate of 8.8% to refinance the purchase of various restaurant equipment at the Venetian. The note which is payable in 60 equal monthly installments through May 2005, is secured by such restaurant equipment. At September 29, 2001 the Company had $1,216,000 outstanding on this facility.

The Company entered into a sale and leaseback agreement with GE Capital for $1,652,000 in November 2000 to refinance the purchase of various restaurant equipment at its food and beverage operations at the Aladdin in Las Vegas, Nevada. The lease bears interest at 8.65% per annum and is payable in 48 equal monthly installments of $31,785 until maturity in November 2004 at which time the Company has an option to purchase the equipment for $519,440. Alternatively, the Company can extend the lease for an additional 12 months at the same monthly payment until maturity in November 2005 and repurchase the equipment at such time for $165,242.

The Company does not anticipate any capital intensive projects during fiscal 2002 and expects that a significant portion of its projected cash flow will be applied to debt reduction.

Restaurant Expansion

The Company opened two bars (*V-Bar* and *Venus*) at the Venetian in Las Vegas, Nevada in fiscal 2001. In fiscal 2000, the Company opened two restaurants (*Tsunami* and *Lutece*) along with three food court outlets at the Venetian and also opened one restaurant (*Fat Anthony's*) along with six food court outlets (*Alakazam Food Bazaar*) at the Aladdin in Las Vegas, Nevada.

The Company will shortly begin constructing a 200-seat restaurant and bar at the Neonopolis Center at Fremont Street in downtown Las Vegas, Nevada. The Company received a $2,400,000 construction and operating allowance from the landlord and expects to construct and open the restaurant within the limits of that allowance.

The Company is not currently committed to any other projects.

Events of September 11, 2001

The Company experienced severe sales decreases in the immediate aftermath of the September 11th terrorist attacks and the operating results for the fiscal 2001-year were impacted. The Company continues to experience negative same store sales, although on a much improved level as compared to the immediate weeks following the attack. The Company has aggressively reduced its payroll at restaurants and at the corporate level. In addition, the Company's Revolving Credit Facility has been amended in the manner described above under "Liquidity and Sources of Capital". As a result and given recent sales trends, the Company believes that it will generate sufficient cash flow in fiscal 2002 to meet its debt obligations.

One Company restaurant (*The Grill Room*) itself experienced some damage in the September 11th attack and is located in the World Financial Center which experienced substantial damage. It will likely not reopen until late in fiscal 2002. Several other Company restaurants were closed from several days to a month due to their proximity to the World Trade Center. The damage is still being assessed. The Company ultimately expects to recover a substantial portion of physical costs and business interruption losses at these restaurants. However, at September 29, 2001 the Company did not provide any benefit in the consolidated financial statements as the extent of the damage was unknown and the insurance claims are still being quantified.

The Company believes that its restaurant and food court operations at the Aladdin in Las Vegas, Nevada were significantly impaired by the events of September 11th. The restaurant and food court operations experienced severe sales declines in the aftermath of September 11th and the Aladdin itself declared bankruptcy on September 28, 2001. The Company continues to operate the business pending the resolution of the Aladdin bankruptcy proceedings, but an impairment charge of $10,045,000 was recorded in fiscal 2001.

The long-term effects of the terrorist attacks cannot yet be determined. The Company's restaurants in travel destinations, consisting of all of its restaurants in Washington and Las Vegas and certain restaurants in New York, are intended to benefit from high tourist traffic. The decline in travel resulting from the attacks has had a material adverse effect on revenues from those restaurants. Recovery of those restaurants depends upon restoration of public confidence in the air transportation system and its willingness and inclination to resume vacation and convention travel.

Recent Developments

The Financial Accounting Standards Board has recently issued the following accounting pronouncements:

SFAS No. 141 " *Business Combinations*", requires that all business combinations initiated after June 30, 2001 be accounted for using one method, the purchase method. Use of the pooling of interests method is now prohibited.

SFAS No. 142 "*Goodwill and Other Intangible Assets*" addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather reviewed for impairment on a periodic basis. Impairment losses for goodwill and certain intangible assets that arise due to the initial application of this statement are to be reported as resulting from a change in accounting principle. The provisions of this statement will be applied at the beginning of the Company's 2003 fiscal year. The Company is in the process of evaluating the financial statement impact from adopting this standard.

SFAS No, 143 " *Accounting for Asset Retirement Obligations* " requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This statement is effective for the Company at the beginning of the Company's 2004 fiscal year. The Company does not expect the adoption of this standard to have a material impact on the Company's financial position or results of operations.

SFAS No. 144 " *Accounting for the Impairment or Disposal of Long Lived Assets*" supersedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. This statement is effective for the Company at the beginning of the Company's 2003 fiscal year. The Company is in the process of evaluating the financial statement impact of this standard.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in interest rates with respect to its outstanding credit agreement with its main bank, Bank Leumi USA. The revolving credit line bears interest at prime plus one-half percent. See "Liquidity and Sources of Capital" above.

MARKET INFORMATION

The Company's Common Stock, $.01 par value, is traded in the over-the-counter market on the Nasdaq National Market ("Nasdaq") under the symbol "ARKR." The high and low sale prices for the Common Stock from October 3, 1999 through September 29, 2001 are as follows:

Calendar 1999	High	Low
Fourth Quarter	$ 10.25	$ 8.25
Calendar 2000		
First Quarter	9.00	6.13
Second Quarter	8.25	6.50
Third Quarter	10.00	5.75
Fourth Quarter	8.50	5.31
Calendar 2001		
First Quarter	7.75	5.06
Second Quarter	10.37	6.00
Third Quarter	10.10	5.90

Dividends

The Company has not paid any cash dividends since its inception and does not intend to pay dividends in the foreseeable future.

Number Of Shareholders

As of February 14, 2002, there were 69 holders of record of the Company's Common Stock.

Deloitte & Touche LLP
Two Hilton Court
P.O. Box 319
Parsippany, New Jersey 07054-0319

Tel: (973) 683-7000
Fax: (973) 683-7459
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Ark Restaurants Corp.

We have audited the accompanying consolidated balance sheets of Ark Restaurants Corp. and its subsidiaries as of September 29, 2001 and September 30, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended September 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ark Restaurants Corp. and subsidiaries as of September 29, 2001 and September 30, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 7, 2001

ARK RESTAURANTS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousands)

	September 29, 2001	September 30, 2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ -	$ 697
Accounts receivable	3,049	4,045
Current portion of long-term receivables (Note 3)	203	1,427
Inventories	2,110	2,133
Deferred income taxes (Note 12)	278	1,694
Prepaid expenses and other current assets	655	347
Refundable and prepaid income taxes	1,119	1,308
Total current assets	7,414	11,651
LONG-TERM RECEIVABLES (Note 3)	1,082	1,130
FIXED ASSETS - At cost:		
Leasehold improvements	33,699	38,099
Furniture, fixtures and equipment	27,972	31,157
Leasehold improvements in progress	93	267
	61,764	69,523
Less accumulated depreciation and amortization	27,035	22,325
	34,729	47,198
INTANGIBLE ASSETS - Net (Note 4)	4,175	4,570
DEFERRED INCOME TAXES (Note 12)	6,056	1,533
OTHER ASSETS - Net (Note 5)	395	934
	$53,851	$67,016
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable - trade	$ 4,232	$ 5,293
Accrued expenses and other current liabilities (Note 6)	6,744	6,206
Current maturities of long-term debt (Note 7)	2,247	5,073
Total current liabilities	13,223	16,572
LONG-TERM DEBT - Net of current maturities (Note 7)	21,700	24,447
OPERATING LEASE DEFERRED CREDIT (Notes 1 and 8)	995	1,213
COMMMITMENTS AND CONTINGENCIES (Note 8)	-	-
SHAREHOLDERS' EQUITY (Notes 7, 9 and 10):		
Common stock, par value $.01 per share - authorized, 10,000 shares; issued, 5,249 shares	52	52
Additional paid-in capital	14,743	14,743
Retained earnings	11,489	18,337
	26,284	33,132
Less treasury stock, 2,068 shares	8,351	8,348
Total shareholders' equity	17,933	24,784
	$53,851	$67,016

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Data)

	Years Ended		
	September 29, 2001	September 30, 2000	October 2, 1999
NET SALES	$ 127,007	$ 119,212	$ 110,801
COST OF SALES	32,549	31,016	29,301
GROSS RESTAURANT PROFIT	94,458	88,196	81,500
MANAGEMENT FEE INCOME (Note 11)	346	474	869
JOINT VENTURE LOSS	(150)	(4,988)	-
	94,654	83,682	82,369
OPERATING EXPENSES:			
Payroll and payroll benefits	45,085	43,063	39,254
Occupancy	18,320	15,310	13,493
Depreciation and amortization	5,938	4,885	4,063
Asset impairment	10,045	811	-
Other	16,499	16,545	12,655
	95,887	80,614	69,465
INCOME (LOSS) FROM RESTAURANT OPERATIONS	(1,233)	3,068	12,904
GENERAL AND ADMINISTRATIVE EXPENSES	7,005	7,111	6,070
OPERATING INCOME (LOSS)	(8,238)	(4,043)	6,834
OTHER EXPENSE (INCOME):			
Interest expense (Note 7)	2,446	2,007	425
Interest income	(150)	(172)	(226)
Other income (Note 13)	(344)	(438)	(436)
	1,952	1,397	(237)
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(10,190)	(5,440)	7,071
PROVISION (BENEFIT) FOR INCOME TAXES (Note 12)	(3,342)	(1,906)	2,576
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(6,848)	(3,534)	4,495
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, Net	-	189	-
NET INCOME (LOSS)	$ (6,848)	$ (3,723)	$ 4,495
INCOME (LOSS) PER SHARE - BASIC:			
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	$ (2.15)	$ (1.11)	$ 1.30
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	-	(0.06)	-
NET INCOME (LOSS)	$ (2.15)	$ (1.17)	$ 1.30
INCOME (LOSS) PER SHARE - DILUTED:			
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	$ (2.15)	$ (1.11)	$ 1.29
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	-	(0.06)	-
NET INCOME (LOSS)	$ (2.15)	$ (1.17)	$ 1.29
WEIGHTED AVERAGE NUMBER OF SHARES - BASIC	3,181	3,186	3,461
WEIGHTED AVERAGE NUMBER OF SHARES - DILUTED	3,181	3,186	3,476

See notes to consolidated financial statements.

ARK RESTAURANT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Years Ended		
	September 29, 2001	September 30, 2000	October 2, 1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income (loss) before cumulative effect of accounting change	$ (6,848)	$ (3,534)	$ 4,495
Cumulative effect of accounting change	-	(189)	-
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of fixed assets	5,479	4,334	3,331
Amortization of intangibles	459	551	732
Gain on sale of restaurants	(209)	(88)	(752)
Write-off of joint venture advances and investments	1,086	4,988	-
Impairment of assets	10,045	811	-
Write-off of accounts and notes receivable	209	280	-
Operating lease deferred credit	(218)	(109)	(149)
Deferred income taxes	(3,107)	(1,670)	383
Changes in assets and liabilities:			
Decrease (increase) in accounts receivable	996	(1,251)	377
Decrease (increase) in inventories	23	(217)	34
Decrease (increase) in prepaid expenses and other current assets	(308)	(11)	155
Decrease (increase) in refundable and prepaid income taxes	189	(1,307)	-
Decrease (increase) in other assets, net	(502)	(450)	(2,111)
Increase (decrease) in accounts payable - trade	(1,061)	1,476	252
Increase (decrease) in accrued income taxes	-	(186)	(519)
Increase (decrease) in accrued expenses and other current liabilities	538	1,469	811
Net cash provided by operating activities	6,771	4,897	7,039
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to fixed assets	(3,014)	(22,263)	(6,989)
Additions to intangible assets	-	-	(385)
Advances to joint venture, net	-	(3,297)	-
Issuance of demand notes and long-term receivables	(98)	(94)	(96)
Payments received on demand notes and long-term receivables	1,221	410	399
Restaurant sales	-	-	975
Net cash used in investing activities	(1,891)	(25,244)	(6,096)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal payment on long-term debt	(9,974)	(3,155)	(5,659)
Issuance of long-term debt	4,400	25,020	8,300
Exercise of stock options	-	344	185
Principal payment on capital lease obligations	-	(149)	(230)
Purchase of treasury stock	(3)	(1,350)	(4,228)
Net cash (used in) provided by financing activities	(5,577)	20,710	(1,632)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(697)	363	(689)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	697	334	1,023
CASH AND CASH EQUIVALENTS, END OF YEAR	$ -	$ 697	$ 334
SUPPLEMENTAL INFORMATION:			
Cash payments for the following were:			
Interest	$ 2,446	$ 2,245	$ 526
Income taxes	$ 852	$ 1,113	$ 2,690

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 29, 2001, SEPTEMBER 30, 2000 AND OCTOBER 2, 1999
(In Thousands)

	Common Stock		Additional Paid-In	Retained	Treasury	Total Shareholders'
	Shares	Amount	Capital	Earnings	Stock	Equity
BALANCE, OCTOBER 3, 1998	5,187	$52	$14,214	$17,565	$(2,770)	$29,061
Exercise of stock options	21	-	164	-	-	164
Purchase of treasury stock	-	-	-	-	(4,228)	(4,228)
Tax benefit on exercise of options	-	-	21	-	-	21
Net income	-	-	-	4,495	-	4,495
BALANCE, OCTOBER 2, 1999	5,208	52	14,399	22,060	(6,998)	29,513
Exercise of stock options	41	-	328	-	-	328
Purchase of treasury stock	-	-	-	-	(1,350)	(1,350)
Tax benefit on exercise of options	-	-	16	-	-	16
Net income	-	-	-	(3,723)	-	(3,723)
BALANCE, SEPTEMBER 30, 2000	5,249	52	14,743	18,337	(8,348)	24,784
Exercise of stock options	-	-	-	-	-	-
Purchase of treasury stock	-	-	-	-	(3)	(3)
Tax benefit on exercise of options	-	-	-	-	-	-
Net income	-	-	-	(6,848)	-	(6,848)
BALANCE, SEPTEMBER 29, 2001	5,249	$52	$14,743	$11,489	$(8,351)	$17,933

See notes to consolidated financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ark Restaurants Corp. and subsidiaries (the "Company") own and operate 26 restaurants and bars, 19 fast food concepts, catering operations and wholesale and retail bakeries. Twelve restaurants are located in New York City, four in Washington, D.C., nine in Las Vegas, Nevada, and one in Islamorada, Florida. The Las Vegas operations include three restaurants within the New York-New York Hotel & Casino Resort and operation of the Resort's room service, banquet facilities, employee dining room and nine food court operations. Four restaurants are within the Venetian Casino Resort as well as four food court concepts; one restaurant is within Desert Passage which adjoins the Aladdin Casino Resort along with six food court concepts; and one restaurant within the Forum Shops at Caesar's Shopping Center.

Accounting Period - The Company's fiscal year ends on the Saturday nearest September 30. The fiscal years ended September 29, 2001, September 30, 2000 and October 2, 1999 included 52 weeks.

Significant Estimates - In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. The primary estimates underlying the Company's financial statements include allowances for potential bad debts on accounts and notes receivable, the useful lives and recoverability of its assets, such as property and intangibles, fair values of financial instruments, the realizable value of its tax assets and other matters. Management bases its estimates on certain assumptions, which they believe are reasonable in the circumstances, and while actual results could differ from those estimates, management does not believe that any change in those assumptions in the near term would have a material effect on the Company's consolidated financial position or the results of operation.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in affiliated companies where the Company is able to exercise significant influence over operating and financial policies even though the Company holds 50% or less of the voting stock are accounted for under the equity method.

Cash Equivalents - Cash equivalents include instruments with original maturities of three months or less.

Accounts Receivable - Included in accounts receivable are amounts due from employees of $1,548,000 and $1,401,000 at September 29, 2001 and September 30, 2000, respectively. Such amounts, which are due on demand, are principally due from various employees exercising stock options in accordance with the Company's Stock Option Plan (see Note 10).

Inventories - Inventories are stated at the lower of cost (first-in, first-out) or market, and consist of food and beverages, merchandise for sale and other supplies.

Fixed Assets - Leasehold improvements and furniture, fixtures and equipment are stated at cost. Depreciation of furniture, fixtures and equipment (including equipment under capital leases) is computed using the straight-line method over the estimated useful lives of the respective assets (seven years). Amortization of improvements to leased properties is computed using the straight-line method based upon the initial term of the applicable lease or the estimated useful life of the improvements, whichever is less, and ranges from 5 to 35 years.

The Company includes in leasehold improvements in progress restaurants that are under construction. Once the projects have been completed the Company will begin amortizing the assets.

The Company annually assesses any impairment in value of long-lived assets and certain identifiable intangibles to be held and used. For the year ended September 29, 2001, an impairment charge of $10,045,000 was incurred on the Company's restaurant operations at Desert Passage, the retail complex at the Aladdin Resort & Casino in Las Vegas, Nevada, to reduce the operations' assets to their estimated fair values (see Note 2). For the year ended September 30, 2000 an impairment charge of $811,000 was incurred on a restaurant that the Company owned in McLean, Virginia. Such restaurant was closed during the fiscal year ended September 29, 2001. For the year ended October 2, 1999 no impairment charges were deemed necessary.

Costs incurred during the construction period of restaurants, including rental of premises, training and payroll, are expensed as incurred.

Intangible and Other Assets - Costs associated with acquiring leases and subleases, principally purchased leasehold rights, have been capitalized and are being amortized on the straight-line method based upon the initial terms of the applicable lease agreements, which range from 10 to 21 years.

Goodwill recorded in connection with the acquisition of shares of the Company's common stock from a former shareholder, as discussed in Note 4, is being amortized over a period of 40 years. Goodwill arising from restaurant acquisitions is being amortized over periods ranging from 10 to 15 years.

The Company adopted in the quarter ended January 1, 2000, Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, which requires costs of start-up activities and organization costs to be expensed as incurred. The Company had previously capitalized organization costs and then amortized such costs over five years. The Company had net deferred organization expenses of $300,000 in intangible assets as of October 2, 1999 and such amount ($189,000 after taxes) is reported in the fiscal year ended September 30, 2000 as a cumulative effect of a change in accounting principle.

Covenants not to compete arising from restaurant acquisitions are amortized over the contractual period of five years.

Certain legal and bank commitment fees incurred in connection with the Company's Revolving Credit and Term Loan Facility, as discussed in Note 7, were capitalized as deferred financing fees and are being amortized over four years, the term of the facility.

Operating Lease Deferred Credit - Several of the Company's operating leases contain predetermined increases in the rentals payable during the term of such leases. For these leases, the aggregate rental expense over the lease term is recognized on a straight-line basis over the lease term. The excess of the expense charged to operations in any year over the amounts payable under the leases during that year is recorded as a deferred credit. The deferred credit subsequently reverses over the lease term (Note 8).

Occupancy Expenses - Occupancy expenses include rent, rent taxes, real estate taxes, insurance and utility costs.

Income Per Share of Common Stock - Net income per share is computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, *Earnings Per Share*, and is calculated on the basis of the weighted average number of common shares outstanding during each period plus, for diluted earnings per share, the additional dilutive effect of common stock equivalents. Common stock equivalents using the treasury stock method consist of dilutive stock options.

Stock Options - The Company accounts for its stock options granted to employees under the intrinsic value-based method for employee stock-based compensation and provides pro forma disclosure of net income and earnings per share as if the accounting provision of SFAS No.123 had been adopted. The Company generally does not grant stock options to outsiders.

Impact of Recently Issued Accounting Standards - SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137 and 138, establishes standards for measuring, classifying and reporting all derivative financial instruments in the financial statements. SFAS No. 133 implemented by the Company beginning the first quarter of fiscal year 2001 did not have a material impact on the Company's financial position or results of operations.

SFAS No, 141, *Business Combinations*, requires that all business combinations initiated after June 30, 2001 be accounted for using one method, the purchase method. Use of the pooling of interests method is now prohibited.

Future Impact of Recently Issued Accounting Standards - SFAS No. 142, *Goodwill and Other Intangible Assets*, addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather reviewed for impairment on a periodic basis. Impairment losses for goodwill and certain intangible assets that arise due to the initial application of this Statement are to be reported as resulting from a change in accounting principle. The provisions of this Statement will be applied at the beginning of the Company's 2003 fiscal year. The Company is in the process of evaluating the financial statement impact from adopting this standard.

SFAS No. 143, *Accounting for Asset Retirement Obligations*, requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Statement is effective for the Company at the beginning of fiscal year 2004. The Company does not expect the adoption of this standard to have a material impact on the Company's financial position or results of operations.

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. The Statement is effective for the Company at the beginning of fiscal year 2003. The Company is in the process of evaluating the financial statement impact of this standard.

Reclassifications – Certain reclassifications of prior year balances have been made to conform with current year presentation.

2. EFFECTS OF THE SEPTEMBER 11, 2001 TERRORIST ATTACKS

One Company restaurant, *The Grill Room,* suffered some damage. The restaurant is located in an office building adjacent to the World Trade Center (in 2 World Financial Center) and will likely not reopen until late in fiscal 2002 due to the damage sustained by the office building. The full extent of the damage is still being evaluated as access to the restaurant has been limited. Several other Company restaurants were also closed from several days to a month due to their proximity to the World Trade Center. The Company has extensive property and business interruption insurance policies and the Company ultimately expects to recover a substantial portion of its physical costs and business interruption losses at these restaurants. However, at September 29, 2001, the Company did not provide any benefit in the consolidated financial statements as the extent of the damage was unknown and the insurance claims are still being quantified.

The Company believes that its restaurant and food court operations at the Aladdin Casino Resort in Las Vegas, Nevada (the "Aladdin") were significantly impaired by the events of September 11th. The restaurant and food court operations experienced severe sales declines in the aftermath of September 11th and the Aladdin declared bankruptcy on September 28, 2001. The Company continues to operate the business pending the resolution of the Aladdin's bankruptcy, but an impairment charge of $10,045,000 was recorded in the fiscal year ended September 29, 2001.

3. LONG-TERM RECEIVABLES

Long-term receivables consist of the following:

	(In Thousands)	
	September 29, 2001	September 30, 2000
Note receivable, due March 2001 (a)	$ -	$1,000
Note receivable secured by fixed assets and lease at a restaurant sold by the Company, at 8% interest; due in monthly installments through December 2006 (b)	401	460
Note receivable secured by fixed assets and lease at a restaurant sold by the Company, at 7.5% interest; due in monthly installments commencing May 2000 through December 2008 (c)	687	554
Note receivable secured by fixed assets and lease at a restaurant sold by the Company, at 10.0% interest; due in monthly installments through April 2004 (d)	-	221
Note receivable secured by fixed assets and lease at a restaurant at 7.0% interest; due in monthly installments through June 2006 (e)	176	228
Others	21	94
	1,285	2,557
Less current portion	203	1,427
	$1,082	$1,130

(a) In March 2000, the Company withdrew from a partnership that was formed to develop and construct four restaurants at a large theatre development in Southfield, Michigan. The Company was issued this note in consideration of its working capital advances to the project. The Company collected $850,000 in March 2001 and recorded a charge of $150,000 on the uncollected balance.

(b) In December 1996, the Company sold a restaurant for $900,000. Cash of $50,000 was received on sale and the balance is due in installments through December 2006.

(c) In October 1997, the Company sold a restaurant for $1,750,000, of which $200,000 was paid in cash and the balance is due in monthly installments under the terms of two notes bearing interest at a rate of 7.5%. One note, with an initial principal balance of $400,000, was being paid in 24 monthly installments of $19,000 through April 2000. The second note, with an initial principal balance of $1,150,000, will be paid in 104 monthly installments of $15,000 commencing May 2000 and ending December 2008. At December 2008, the then outstanding balance of $519,000 matures.

    The Company recognized a gain on sale of approximately $221,000, $88,000 and $142,000 in the fiscal years ended September 29, 2001, September 30, 2000 and October 2, 1999, respectively. Additional deferred gains totaling $585,000 at fiscal year ended September 29, 2001 could be recognized in future periods as the notes are collected. The Company deferred recognizing this additional gain and recorded an allowance for possible uncollectible note against the outstanding note. This uncertainty is based on the significant length of time of this note (over 10 years) and the substantial balance, which matures in December 2008 ($519,000).

(d) In December 1998, the Company sold a restaurant for $500,000, of which $250,000 was paid in cash and the balance of $250,000 was financed by a note. The note was due in monthly installments of $6,000, inclusive of interest at 10%, from May 1999 through April 2004. The buyer defaulted on the note during the fiscal year ended September 29, 2001 and subsequently filed for bankruptcy. The Company recovered $12,000 and wrote off the remaining balance of $209,000.

(e) In June 2000, the Company terminated the management of a restaurant in New York City. The Company received cash of $164,000 and notes totaling $234,000 as consideration for its then outstanding working capital loans. The Company recognized a loss of $280,000 on the termination.

The carrying value of the Company's long-term receivables approximates its current aggregate fair value.

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

	(In Thousands)	
	September 29, 2001	September 30, 2000
Goodwill (a)	$6,223	$6,223
Purchased leasehold rights (b)	751	751
Noncompete agreements and other	790	790
	7,764	7,764
Less accumulated amortization	3,589	3,194
	$4,175	$4,570

(a) In August 1985, certain subsidiaries of the Company acquired approximately one-third of the then outstanding shares of common stock (965,000 shares) from a former officer and director of the Company for a purchase price of $3,000,000. The consolidated balance sheets reflect the allocation of $2,946,000 to goodwill.

(b) Purchased leasehold rights arise from acquiring leases and subleases of various restaurants.

5. OTHER ASSETS

Other assets consist of the following:

	(In Thousands)	
	September 29, 2001	September 3 2000
Deposits	$277	$277
Deferred financing fees	97	171
Investments in and advances to affiliates (a)	21	486
	$395	$934

(a) The Company, through a wholly owned subsidiary, became a general partner with a 19% interest in a partnership which acquired on July 1, 1987 an existing Mexican food restaurant, El Rio Grande, in New York City. Several related parties also participate as limited partners in the partnership. The Company's equity in earnings of the limited partnership was $32,000 $15,000 and $65,000 for the years ended September 29, 2001, September 30, 2000 and October 2, 1999, respectively.

The Company also manages El Rio Grande through another wholly owned subsidiary on behalf of the partnership. Management fee income relating to these services was $181,000, $162,000 and $358,000 for the years ended September 29, 2001, September 30, 2000 and October 2, 1999, respectively (Note 11).

The Company, through a wholly owned subsidiary, was a partner with a 50% interest in a partnership to construct and develop four restaurants at a large theatre development in

Southfield, Michigan. In March 2000, the Company withdrew from the partnership and incurred losses totaling $4,988,000 on this project.

For the year ended September 29, 2001, the Company recorded a write off of $935,000 on the cancellation of a development project. As of September 30, 2000, $468,000 of expenditures on this project were included in other assets.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	(In Thousands)	
	September 29, 2001	September 30, 2000
Sales tax payable	$ 669	$ 878
Accrued wages and payroll related costs	931	999
Customer advance deposits	961	1,175
Accrued and other liabilities	2,583	1,854
Litigation accrual (see Note 8)	-	1,300
Impairment accrual	1,600	-
	$ 6,744	$ 6,206

7. LONG-TERM DEBT

Long-term debt consists of the following:

	(In Thousands)	
	September 29, 2001	September 30, 2000
Revolving Credit and Term Loan Facility with interest at the prime rate, plus 1/2%, payable on June 30, 2002 (a)	$22,500	$27,150
Notes issued in connection with refinancing of restaurant equipment, at 8.75%, payable in monthly installments through January 2002 (b)	231	885
Notes issued in connection with refinancing of restaurant equipment, at 8.80%, payable in monthly installments through May 2005 (c)	1,216	1,485
	23,947	29,520
Less current maturities	2,247	5,073
	$21,700	$24,447

(a) The Company's Revolving Credit and Term Loan Facility with its main bank (Bank Leumi USA), as amended November 2001, includes a $26,000,000 facility to finance the development and construction of new restaurants and for working capital purposes at the Company's existing restaurants. Outstanding loans bear interest at ½% above the bank's prime rate of 6.0% at September 29, 2001. Any outstanding loans on June 30, 2002 in excess of $22,000,000 are due in full and the balance can be converted into a term loan payable over 36 months. The facility also includes a $1,000,000 letter of credit facility for use in lieu of lease security deposits. The Company generally is required to pay commissions of 1½% per annum on outstanding letters of credit.

The Company's subsidiaries each guaranteed the obligations of the Company under the foregoing facilities and granted security interests in their respective assets as collateral for such guarantees. In addition, the Company pledged stock of such subsidiaries as security for obligations of the Company under such facilities.

The agreement includes restrictions relating to, among other things, indebtedness for borrowed money, capital expenditures, mergers, sale of assets, dividends and liens on the property of the Company. The agreement also contains financial covenants such as minimum cash flow in relation to the Company's debt service requirements, ratio of debt to equity, and the maintenance of minimum shareholders' equity. The Company received a waiver from the bank for the covenants it was not in compliance with, at September 29, 2001.

(b) In January 1997, the Company borrowed from its main bank, $2,851,000 to refinance the purchase of various restaurant equipment at its food and beverage facilities in a hotel and casino in Las Vegas, Nevada. The notes bear interest at 8.75% per annum and are payable in 60 equal monthly installments of $58,833 inclusive of interest, until maturity in January 2002. The Company granted the bank a security interest in such restaurant equipment. In connection with such financing, the Company granted the bank the right to purchase 35,000 shares of the Company's common stock at the exercise price of $11.625 per share through December 2001. The fair value of the warrants was estimated at the date of grant, credited to additional paid-in capital and is being amortized over the life of the warrants.

(c) In April 2000, the Company borrowed from its main bank $1,570,000 to refinance the purchase of various restaurant equipment at its food and beverage facilities in a hotel and casino in Las Vegas, Nevada. The notes bear interest at 8.80% per annum and are payable in 60 equal monthly installments of $32,439 inclusive of interest, until maturity in May 2005.

Required principal payments on long-term debt, assuming conversion of eligible borrowings described in (a) above are as follows:

Year	(In Thousands) Amount
2002	$ 2,247
2003	7,654
2004	7,684
2005	6,362
	$23,947

During the fiscal years ended September 29, 2001, September 30, 2000 and October 2, 1999, interest expense was $2,446,000, $2,245,000 and $526,000, respectively, of which $238,000 and $101,000 was capitalized during the fiscal years ended September 30, 2000 and October 2, 1999, respectively.

The carrying value of the Company's long-term debt approximates its current aggregate fair value.

8. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases its restaurants, bar facilities, and administrative headquarters through its subsidiaries under terms expiring at various dates through 2029. Most of the leases provide for the payment of base rents plus real estate taxes, insurance and other expenses and, in certain instances, for the payment of a percentage of the restaurants' sales in excess of stipulated amounts at such facility.

As of September 29, 2001, future minimum lease payments, net of sublease rentals, under noncancelable leases are as follows:

Year	Operating Leases
2002	$ 7,842
2003	8,408
2004	7,880
2005	7,121
2006	7,103
Thereafter	18,841
Total minimum payments	$57,195

In connection with the leases included in the table above, the Company obtained and delivered irrevocable letters of credit in the aggregate amount of $889,000 as security deposits under such leases.

Rent expense was $12,756,000, $10,783,000 and $9,639,000 during the fiscal years ended September 29, 2001, September 30, 2000 and October 2, 1999, respectively. Rent expense for the fiscal years ended September 29, 2001, September 30, 2000 and October 2, 1999 includes approximately $218,000, $109,000 and $149,000, of operating lease deferred credits, representing the difference between rent expense recognized on a straight-line basis and actual amounts currently payable. Contingent rentals, included in rent expense, were $3,236,000, $3,470,000 and $2,799,000 for the fiscal years ended September 29, 2001, September 30, 2000 and October 2, 1999, respectively.

Legal Proceedings - In the ordinary course of its business, the Company is a party to various lawsuits arising from accidents at its restaurants and workmen's compensation claims, which are generally handled by the Company's insurance carriers.

The employment by the Company of management personnel, waiters, waitresses and kitchen staff at a number of different restaurants has resulted in the institution, from time to time, of litigation alleging violation by the Company of employment discrimination laws. The Company does not believe that any of such suits will have a materially adverse effect upon the Company, its financial condition or operations.

A lawsuit was commenced against the Company in October 1997 in the District Court for the Southern District of New York by 44 present and former employees alleging various violations of Federal wage and hour laws. The complaint sought an injunction against further violations of the labor laws and payment of unpaid minimum wages, overtime and other allegedly required amounts, liquidated damages, penalties and attorney's fees. The lawsuit was settled for approximately $1,245,000 in May 2001. Based upon settlement discussion in the fourth quarter of fiscal 2000, the Company recorded a charge of $1,300,000 at that time.

Several unfair labor practice charges were filed against the Company in 1997 with the National Labor Relations Board ("NLRB") with respect to the Company's Las Vegas subsidiary. The charges were heard in October 1997. At issue was whether the Company unlawfully terminated nine employees and disciplined six other employees allegedly in retaliation for their union activities. An Administrative Law Judge ("ALJ") found that six employees were terminated unlawfully and three were discharged for valid reasons and four employees were disciplined lawfully and two employees unlawfully. On appeal, the NLRB found that the Company lawfully disciplined five employees and unlawfully disciplined one employee. The Company is appealing the adverse rulings of the NLRB to the D.C. Circuit Court of Appeals. The Company does not believe that an adverse outcome in this proceeding will have a material adverse effect upon the Company's financial condition or operations.

9. COMMON STOCK REPURCHASE PLAN

In August 1998, the Company authorized the repurchase of up to 500,000 shares of the Company's outstanding common stock. In April 1999, the Company authorized the repurchase of an additional 300,000 shares of the Company's outstanding common stock. For the years ended September 29, 2001, September 30, 2000 and October 2, 1999, the Company repurchased 400, 141,000 and 423,000 shares at a total cost of $3,000, $1,350,000 and $4,228,000, respectively.

10. STOCK OPTIONS

On October 15, 1985, the Company adopted a Stock Option Plan (the "Plan") pursuant to which the Company reserved for issuance an aggregate of 175,000 shares of common stock. In May 1991 and March 1994, the Company amended such Plan to increase the number of shares issuable under the Plan to 350,000 and 448,000, respectively. In March 1996, the Company adopted a second plan and reserved for issuance an additional 135,000 shares. Subsequent amendments in March 1997, February 1999 and March 2001 increased the number of shares included under the plan to 270,000, 470,000 and 650,000, respectively. Options granted under the Plans to key employees are exercisable at prices at least equal to the fair market value of such stock on the dates the options were granted. The options expire five years after the date of grant and are generally exercisable as to 25% of the shares commencing on the first anniversary of the date of grant and as to an additional 25% commencing on each of the second, third and fourth anniversaries of the date of grant.

Additional information follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	343,000	$ 10.76	488,000	$ 10.65	312,000	$ 10.86
Options:						
Granted	10,000	7.50	-	-	214,000	10.00
Exercised	-		(41,000)	8.00	(21,000)	8.00
Canceled or expired	(23,000)	9.89	(104,000)	11.32	(17,000)	9.24
Outstanding, end of year (a)	330,000	10.72	343,000	10.76	488,000	10.65
Exercise price, outstanding options	$7.50 - $12.00		$9.50 - $12.00		$8.00 - $12.00	
Weighted average years	1.65 Years		2.62 Years		3.3 years	
Shares available for future grant	320,000		127,000		23,000	
Options exercisable (a)	229,000	11.15	157,000	11.24	179,000	10.78

(a) Options become exercisable at various times until expiration dates ranging from January 2002 through October 2005.

SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), requires the Company to disclose pro forma net income and pro forma earnings per share information for employee stock option grants to employees as if the fair-value method defined in SFAS No. 123 had been applied. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing. The assumptions for fiscal 1999 include: risk-free interest rate of 6.25%; no dividend yield; expected life of four years; and expected volatility of 38%. The 10,000 options granted in fiscal 2001 had no pro forma effect. There were no options granted during fiscal 2000.

The pro forma impact was as follows:

	(in Thousands, Except per Share Amounts) Years Ended		
	September 29, 2001	September 30, 2000	October 2, 1999
Net income (loss) as reported	$(6,848)	$(3,534)	$4,495
Net income (loss) - pro forma	(7,048)	(3,768)	4,308
Earnings per share as reported - basic	$ (2.15)	$ (1.11)	$ 1.30
Earnings per share as reported - diluted	(2.15)	(1.11)	1.29
Earnings per share pro forma - basic	$ (2.22)	$ (1.18)	$ 1.24
Earnings per share pro forma - diluted	(2.22)	(1.18)	1.24

The exercise of nonqualified stock options in the fiscal years ended September 30, 2000 and October 2, 1999, resulted in income tax benefits of $16,000 and $21,000, respectively, which were credited to additional paid-in capital. The income tax benefits result from the difference between the market price on the exercise date and the option price.

11. MANAGEMENT FEE INCOME

As of September 29, 2001, the Company provides management services to one restaurant owned by an outside party. In accordance with the contractual arrangements, the Company earns management fees based on operating profits as defined by the agreement.

Restaurants managed had net sales of $4,380,000, $8,867,000 and $9,803,000 during the management periods within the years ended September 29, 2001, September 30, 2000 and October 2, 1999, respectively, which are not included in consolidated net sales of the Company.

12. INCOME TAXES

The provision for income taxes reflects Federal income taxes calculated on a consolidated basis and state and local income taxes calculated by each subsidiary on a nonconsolidated basis. For New York State and City income tax purposes, the losses incurred by a subsidiary may only be used to offset that subsidiary's income.

The provision (benefit) for income taxes consists of the following:

	(In Thousands) Years Ended		
	September 29, 2001	September 30, 2000	October 2, 1999
Current provision (benefit):			
Federal	$ (1,008)	$ (1,129)	$ 1,299
State and local	773	782	894
	(235)	(347)	2,193
Deferred provision (benefit):			
Federal	(3,022)	(1,286)	349
State and local	(85)	(273)	34
	(3,107)	(1,559)	383
	$ (3,342)	$ (1,906)	$ 2,576

The provision for income taxes differs from the amount computed by applying the Federal statutory rate due to the following:

	(In Thousands) Years Ended		
	September 29, 2001	September 30, 2000	October 2, 1999
Provision (benefit) for Federal income taxes (34%)	$ (3,465)	$ (1,849)	$ 2,404
State and local income taxes net of Federal tax benefit	454	336	612
Amortization of goodwill	26	25	26
Tax credits	(489)	(503)	(512)
Other	132	85	46
	$ (3,342)	$ (1,906)	$ 2,576

Deferred tax assets or liabilities are established for: (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards. The tax effects of items comprising the Company's net deferred tax asset are as follows:

	September 29, 2001	September 30, 2000
Deferred tax assets:		
Operating loss carryforwards	$ 1,539	$ 1,350
Operating lease deferred credits	430	522
Carryforward tax credits	4,105	1,739
Depreciation and amortization	(2,019)	52
Deferred gains	(195)	(235)
Valuation allowance	(941)	(918)
Asset impairment	3,415	275
Litigation accrual	-	442
	$ 6,334	$ 3,227

A valuation allowance for deferred taxes is required if, based on the evidence, it is more likely than not that some of the deferred tax assets will not be realized. The Company believes that uncertainty exists with respect to future realization of certain operating loss carryforwards and operating lease deferred credits. Therefore, the Company provided a valuation allowance of $941,000 at September 29, 2001 and $918,000 at September 30, 2000. The Company has state operating loss carryforwards of $14,196,000 and local operating loss carryforwards of $9,550,000, which expire in the years 2002 through 2015.

During the fiscal year ended September 30, 2000, the Company and the Internal Revenue Service finalized the adjustments to the Company's Federal income tax returns for the fiscal years ended September 28, 1991 through October 1, 1994. The final adjustments primarily relate to: (i) legal and accounting expenses incurred in connection with new or acquired restaurants that the Internal Revenue Service asserts should have been capitalized and amortized rather than currently expensed and (ii) travel and meal expenses for which the Internal Revenue Service asserts the Company did not comply with certain record keeping requirements or the Internal Revenue Code. The settlement did not have a material effect on the Company's financial condition. The Internal Revenue Service is currently examining the Company's returns for the fiscal year ended September 30, 1995 through October 3, 1998. The Company does not expect the results from such examination to have a material effect on the Company's financial condition.

13. OTHER INCOME

Other income consists of the following:

	(In Thousands) Years Ended		
	September 29, 2001	September 30, 2000	October 2, 1999
Purchasing service fees	$ 106	$ 65	$ 88
Sales of logo T-shirts and hats	183	180	134
Other	55	193	214
	$ 344	$ 438	$ 436

14. INCOME PER SHARE OF COMMON STOCK

The Company adopted in the first quarter of fiscal 1998, Financial Accounting Standards Board Statement No. 128, "Earnings per Share," which established new standards for computing and presenting earnings per share. The Company now discloses "Basic Earnings per Share," which is based upon the weighted average number of shares of common stock outstanding during each period and "Diluted Earnings per Share," which requires the Company to include common stock equivalents consisting of dilutive stock options and warrants. The Company also retroactively applied the new standard to all periods presented.

A reconciliation of the numerators and denominators of the basic and diluted per share computations for the fiscal year ended October 2, 1999 follows. For the fiscal years ended September 29, 2001 and September 30, 2000, there were no dilutive stock options and warrants.

	(In Thousands, Except Per Share Amounts)		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Year ended October 2, 1999:			
Basic EPS	$4,495	3,461	$1.30
Stock options and warrants	-	15	0.01
Diluted EPS	$4,495	3,476	$1.29

15. QUARTERLY INFORMATION (UNAUDITED)

The following table sets forth certain quarterly operating data.

	(In Thousands, Except Per Share Amounts) Fiscal Quarters Ended			
	December 30, 2000	March 31, 2001	June 30, 2001	September 29, 2001
2001				
Net sales	$ 30,815	$ 28,417	$ 36,805	$ 30,970
Gross restaurant profit	22,960	21,068	27,558	22,872
Net income (loss)	225	(1,000)	1,958	(8,031)
Net income (loss) per share basic and diluted	$ .07	$ (.31)	$ .62	$ (2.52)

	Fiscal Quarters Ended			
	January 1, 2000	April 1, 2000	July 1, 2000	September 30, 2000
2000				
Net sales	$ 26,957	$ 25,765	$ 33,810	$ 32,680
Gross restaurant profit	19,896	18,953	25,217	24,130
Cumulative effect of accounting change	(189)	-	-	-
Net income (loss)	91	(4,976)	1,770	(612)
Net income (loss) per share - basic and diluted	$ 0.03	$ (1.56)	$ 0.56	$ (0.19)

	Fiscal Quarters Ended			
	January 2, 1999	April 3, 1999	July 3, 1999	October 2, 1999
1999				
Net sales	$ 26,933	$ 23,345	$ 31,564	$ 28,959
Gross restaurant profit	19,823	16,984	23,408	21,285
Net income (loss)	1,026	(156)	2,115	1,510
Net income (loss) per share - basic and diluted	$ 0.28	$ (0.04)	$ 0.63	$ 0.45

16. SUBSEQUENT EVENT (UNAUDITED)

In December 2001, the Company amended its credit agreement with Bank Leumi USA. The new amendment modifies certain covenants in the credit agreement for fiscal 2002 and beyond.

* * * * * *

CORPORATE INFORMATION

BOARD OF DIRECTORS

Ernest Bogen
Chairman

Michael Weinstein
President and Chief Executive Officer

Robert Towers
Executive Vice President, Chief Operating Officer and Treasurer

Vincent Pascal
Senior Vice President – Operations and Secretary

Paul Gordon
Senior Vice President – Director of Las Vegas Operations

Andrew Kuruc
Senior Vice President, Chief Financial Officer, Controller and Secretary

Donald D. Shack
Attorney, Shack Siegel Katz Flaherty & Goodman P.C.

Jay Galin
Chairman and Chief Executive Officer, G+G Retail, Inc.

Bruce Lewin
Owner, Bruce R. Lewin Fine Art

EXECUTIVE OFFICE

85 Fifth Avenue
New York, N.Y. 10003
(212) 206-8800

AUDITORS

Deloitte & Touche
Two World Financial Center
New York, N.Y. 10281

TRANSFER AGENT

Continental Stock Transfer &
Trust Company
2 Broadway
New York, N.Y. 10001

GENERAL COUNSEL

Shack Siegel Katz Flaherty & Goodman P.C.
530 Fifth Avenue
New York, N.Y. 10036

Ark Restaurants Corp
85 FIFTH AVENUE
NEW YORK, N.Y. 10003-3019
(212) 206-8800